Exhibit (c)

Simon Worldwide, Inc. Asset Review October 22, 2010 Privileged and Confidential Prepared at the Request of Counsel DRAFT Preliminary and Tentative – Draft For Discussion Purposes Only

Disclosure and Limitations We have prepared the attached report pursuant to our engagement by Edwards Angell Palmer & Dodge LLP (“Counsel”) to provide consulting services in connection with their legal representation of the Special Committee to the Board of Directors (“Committee”) of Simon Worldwide, Inc. (“Simon” or the “Company”). As agreed, we performed our analyses with data provided to us by the Company. We have not performed any audit or other verification work on this data. The procedures we performed are substantially less in scope than an examination, the objective of which is the expression of an opinion on financial information. Accordingly, we do not express such an opinion on the Company’s results or any of the information provided to us. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This Analysis was prepared for the Committee in evaluation of Simon’s assets. It should not be used for any other purpose. This report contains confidential information and may not be copied, posted to web sites, distributed or disclosed other than to the Committee without the approval of Capstone Advisory Group, LLC (“Capstone”) or Counsel. Disclosure and Limitations Privileged and Confidential Prepared at the Request of Counsel 2 Preliminary and Tentative – Draft For Discussion Purposes Only

 The scope of Capstone’s work included the following: – Reviewing Simon’s recently filed publicly filed annual and quarterly reports. – Meeting with Anthony Espiritu, Controller of Simon Worldwide, Inc. to discuss the assets and liabilities of the Company. – Reviewing additional information provided by the Company including unconsolidated trial balances, K-1 schedules and work papers related to investments and impairment. All amounts presented herein are the book value of the asset or liability, unless otherwise noted. Capstone does not make any opinion as to the reasonableness or accuracy of the accounting book value in representing fair market value or liquidation value. Capstone did not perform an audit or other verification work on the financial statements and information provided by the Company. We relied on the accuracy and validity of the data disclosed to us or supplied to us by employees and representatives of the Company. Scope of Work Privileged and Confidential Prepared at the Request of Counsel 3 Preliminary and Tentative – Draft For Discussion Purposes Only

Summary Privileged and Confidential Prepared at the Request of Counsel 4 The consolidated balance sheet of Simon Worldwide, Inc. at the end of September 2010 appears to fairly represent the assets of the Company. There may be additional value – above the current GAAP book value – in several of the Company’s assets such as Patrick Brady’s life insurance policy and the Company’s outside investments. However, the ability of the Company to realize increased value may be limited due to the illiquid nature of these investments and the inability of the Company to control/influence its private company investments. Also, there are liabilities/obligations that are appropriately not classified on the balance sheet which would be triggered upon a liquidation. The largest is continuing medical coverage and severance for current employees and directors. In addition, in any liquidation, costs to liquidate the assets would be incurred and there is no assurance the Company would receive the values presented on the balance sheet. Preliminary and Tentative – Draft For Discussion Purposes Only

Shown to the right is the consolidated balance sheet of the Company as of September 30, 2010. The balance sheet as shown includes asset accounts against which the Company has taken reserves and as such the book value of the asset is $0. A description of all of the assets and liabilities reviewed with Simon is included below and on the following pages. Cash Cash is the Company’s largest asset at $12.1 million at Simon Worldwide, Inc. ($5.07 million) and Simon Marketing, Inc. ($7.08 million). Of the $12.1 million in cash, approximately $36,000 supports a stand-by letter of credit to support the Company’s continued payroll tax obligations. As per the Company, there are no other restrictions on cash. Asset Review Privileged and Confidential Prepared at the Request of Counsel 5 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Preliminary and Tentative – Draft For Discussion Purposes Only

Note Receivable The note receivable balance of approximately $304,000 represents the remaining balance on the “New Subordinated Note” due from Cyrk, Inc. to Simon, as described in the Company’s SEC filings. Cyrk, Inc. filed for Chapter 7 bankruptcy protection in January 2009 in the State of Washington. Simon has asserted a general unsecured claim in the bankruptcy for $2.4 million. Cyrk’slargest asset was $0.7 million in Caterpillar branded inventory, which was auctioned and resulted in less than $30,000 in net proceeds to the Estate and the remaining amounts to the secured creditor and Caterpillar. It is unlikely that the Note Receivable from Cyrk will result in a meaningful, if any, recovery. As a result, the carrying value of the note on Simon’s books has been reduced to $0. As per the Company, there are no other receivables on Simon’s books. We asked the Company if there were other receivables that had been written off, were pending legal settlements, or had other sources of value and were told none existed. Asset Review Privileged and Confidential Prepared at the Request of Counsel 6 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Preliminary and Tentative – Draft For Discussion Purposes Only

Prepaid Expenses Pre-paid expenses include pre-paid insurance and other expenses in the ordinary course of business. Property & Equipment The Company’s property & equipment remaining in its Los Angeles headquarters has been fully depreciated. Based on our visit to the site, it is likely that the Company would incur an expense to dispose of the furniture, fixtures & equipment at the location. Asset Review Privileged and Confidential Prepared at the Request of Counsel 7 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and EquityAccounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Preliminary and Tentative – Draft For Discussion Purposes Only

 Deferred Tax Assets The Company has incurred net operating loss carryforwards of $67.9 million in Federal NOLs and $38.5 million in State NOLs that may be applied to any future income generated by the business. The book value of these assets is derived by applying the marginal tax rate to the NOL (i.e. the undiscounted value of the potential ax savings to the Company). Because the Company in its current state is not likely to generate income sufficient to use these deferred assets, GAAP requires the Company take a valuation allowance against the tax assets, resulting in a book carrying value of $0. Asset Review Privileged and Confidential Prepared at the Request of Counsel 8 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ NOL Carry- forward Marginal Tax Rate Book Asset Value A B AxB Federal Income 67.9$ 34.0% 23.1$ State Income 38.5 8.8% 3.4 106.4 26.5 Other Deferred Tax Assets 12.2 Deferred Tax Assets, gross 38.7 ASC 740-10 Valuation Allowance (38.7) Deferred Tax Assets, net-$ As of Dec-2009 $s in millions Preliminary and Tentative – Draft For Discussion Purposes Only

 Deferred Tax Assets (continued) Should the shell company acquire a profitable operation or generate income in the future, the valuation allowance would be reversed to the extent it could be utilized by the combined entity. Should the Company generate sufficient income in the future, the NOLs may have material value. However, if a business combination or acquisition resulted in an “ownership change” in the Company’s equity, Section 382 of the Internal Revenue Code limits the amount of pre-change NOLs that a corporation can use to shelter taxable income in taxable years after an “ownership change.” Generally, an ownership change occurs if there is more than a 50 percentage point change in the ownership of the stock of a corporation. From Fair Market Value of the Assets perspective or in liquidating the assets, NOLs may have limited value as they do not transfer to the buyer. Asset Review Privileged and Confidential Prepared at the Request of Counsel 9 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and EquityAccounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Preliminary and Tentative – Draft For Discussion Purposes Only

 Other Assets Simon’s Other Assets primarily consist of the cash surrender value of Patrick Brady’s life insurance policy. The cash surrender value of the policy may vary over time due to changes in the stock market, premiums paid and other factors. The highest realizable value of the policy would be approximately $1.2 million in the event of Mr. Brady’s death, which represents the reimbursement of premiums paid by the Company. If the policy is cancelled, the Company would realize an amount closer to the cash surrender value. As per the Company, there are no other life insurance policies. Asset Review Privileged and Confidential Prepared at the Request of Counsel 10 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and EquityAccounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Other Assets Sep-2010 $s in 000s Cash surrender value - Life Insurance 361$ Investments 25 Rent/Security Deposits 4 Other Assets 390$ Preliminary and Tentative – Draft For Discussion Purposes Only

 Other Assets (continued) The “Investments” listed in Other Assets are comprised of investments in the companies listed below. Asset Review Privileged and Confidential Prepared at the Request of Counsel 11 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ Sep-2010 Company Description $s in 000s Theravance NASDAQ traded biopharmaceutical co. (1,045 shares) 21$ Victory Ventures Investment company 4 Investments 25$ Preliminary and Tentative – Draft For Discussion Purposes Only

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Investments**
- Simon's Investments are held at Simon Worldwide, Inc.'s subsidiary SWWI.com and include the Yucaipa controlled company Yucaipa AEC (discussed on the following page). SWWI.com investments and their book values are shown below:

Investments		Sep-2010
Company	Description	$s in 000s
Jenzabar, Inc.	Web-based enterprise software company	$ 127
Yucaipa AEC	Distributor of music and movie CDs and DVDs	9
Thing World.com, LLC	Internet media company	-
Scournet	Website for searching/downloading multimedia content	-
Checkout.com	Online retailer and entertainment provider	-
OneNetNow.com	Culturally diverse online community	-
Ceiva Logic	Creator of internet-connected picture frame	-
Grocery Gateway Inc.	Internet retailer offering home and office delivery of groceries	-
		$ 136

- Jenzabar has over $65 million in annual revenue (based on recent internet job posting).
- An internet search of these investments yielded no information since 1999 on Thing World.com, Scournet, and Checkout.com.
- Grocery Gateway was acquired by Longo Brothers Fruit Market, Inc. in 2004. OneNetNow.com was acquired by Earthlink in 2001.
- Ceiva Logic is a company affiliated with Yucaipa.

Balance Sheet	Sep-2010
$s in 000s	
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
12

capstone

Investments (continued) Yucaipa AEC is carried at approximately $9,000 on Simon’s balance sheet. As shown below, the 2009 K-1 for Simon’s 18.23% partnership interest shows the ending capital account balance as of 12/31/2009 was approximately $635,000. Based on our conversations with the Controller, it is not clear if any additional assets exist at Yucaipa AEC that may have realizable value. Since AEC is controlled by Yucaipa, any distribution of funds would ultimately be determined by Yucaipa. Asset Review Privileged and Confidential Prepared at the Request of Counsel 13 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ $s in 000s 12/31/09 Beginning capital account 10,075$ Capital contributed during year- Current year increase/(decrease) (9,090) Withdrawals & distributions (350) Ending capital account 635$ Preliminary and Tentative – Draft For Discussion Purposes Only

 Liabilities Accounts Payable at the end of September 2009 was approximately $125,000 and represents ordinary course business payables for which the Company has received invoices. Accrued expenses were approximately $757,000 which includes $599,000 for the Patrick Brady life insurance settlement reached in October 2010. The remaining amount of accrued expenses relate to accrued payroll, vacation and other general business expenses. The Company did not have any long-term liabilities. We were informed that there were no off-balance sheet commitments that would give rise to material liabilities in liquidation, other than severance and continued healthcare coverage as shown below. The only long-term contract was the lease on the Los Angeles office, which would give rise to approximately $65,000 in remaining lease payments over the next year. Asset Review Privileged and Confidential Prepared at the Request of Counsel 14 Balance Sheet Sep-2010 $s in 000s Assets Cash 12,157$ Note Receivable 304 Note Receivable - allowance (304) Note Receivable, net - Prepaid expenses/other current 44 Property and equipment 27 Accumulated depreciation (27) Property and equipment, net - Deferred Tax assets - Other assets 390 Investments 136 Total Assets 12,727$ Liabilities and Equity Accounts Payable 125$ Accrued Expenses 757 Long term obligations - Equity 11,845 Total Liabilities & Equity 12,727$ $s in 000s Severance Medical Total Joseph Bartlett 12$ 50$ 62$ Allan Brown 12 51 63 Greg Mays 53 64 116 Terrence Wallock 175 47 222 Anthony Espiritu140 25 165 Matilda D. 34 - 34 426$ 237$ 663$ Preliminary and Tentative – Draft For Discussion Purposes Only